1345 AVENUE OF THE AMERICAS 46TH FLOOR NEW YORK, NY 10105 TEL 212-798-6100

August 30, 2013

Via EDGAR

Mr. Daniel L. Gordon

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments of the Staff of

the Securities and Exchange Commission to the Form 10-K for the

Year Ended December 31, 2012 of Newcastle Investment Corp. (the “Company”)

Dear Mr. Gordon:

We refer to the comment letter of the Staff of the Securities and Exchange Commission, dated August 19, 2013, with respect to the Company’s Form 10-K for the year ended December 31, 2012. The Company and its auditors, lawyers and other advisors are reviewing and considering the comments with a view to addressing the comments as soon as practicable. Further to our discussion on August 29, 2013, the Company believes that additional time is required to properly consider and address the comments and respectfully requests an extension to September 6, 2013. It is our expectation that the Company will be in a position to furnish the Staff with a response letter by that date.

Please feel free to telephone the undersigned at (212) 798-6114 if you have any questions or need additional information.

Yours very truly,

/s/ Jonathan Brown

Jonathan Brown
Interim Chief Financial Officer and Principal Accounting Officer